

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Via e-mail
Mr. Mark E. Yale
Executive Vice President and Chief Financial Officer
WP Glimcher Inc.
180 East Broad Street
Columbus, Ohio 43215

> **Re:** **Washington Prime Group Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Form 10-Q for the Period Ended March 31, 2015**
> **Filed May 7, 2015**
> **Form 8-K/A**
> **Filed March 17, 2015**
> **File No. 001-36252**

Dear Mr. Yale:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Note 3. Summary of Significant Accounting Policies

Intangibles, page F-18

1. With respect to your below market lease intangibles, please tell us how you considered any fixed rate renewal options in your estimate of the remaining term of the underlying leases and your basis for your determination. Your response should address, but not necessarily be limited to, whether or not you use a threshold in your evaluation. To the extent you use thresholds, please tell us how you concluded that these thresholds are appropriate and tell us the potential impact to your financial statements, including the

impact from the acquisition of Glimcher, if you were to conclude that all below market fixed rate renewal options would be exercised.

Form 10-Q for the Period Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 41

2. In future filings, please revise your reconciliation to identify the line item "FFO allocable to shareholders" as "FFO allocable to common shareholders". This comment also applies to your presentation in future earnings releases such as the release furnished as an exhibit to your Form 8-K filed May 7, 2015.

3. We note your adjustment for NOI from Glimcher properties prior to the Merger. Please revise future periodic filings to quantitatively and qualitatively disclose how you arrived at that adjustment. Your revision should include, but not necessarily be limited to, how you derived the related revenues and expenses, how you derived any adjustments to historical revenues and expenses, and your basis for any such adjustments. Please provide us with an example of your proposed disclosure.

Form 8-K/A Filed March 17, 2015

4. We note you have accounted for the JV transaction in the pro forma financial information using the equity method of accounting. We further note that you will retain a 51% ownership interest in the joint venture, you will retain management and leasing responsibilities, and that major decisions require mutual consent of the joint venture partners. Please tell us how you determined it was not necessary to consolidate this entity. Your response should include, but not necessary be limited to, how you resolve disagreements involving major decisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Accountant